June 4, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re: Compugen Ltd.

Registration Statement on Form F-3

Filed May 18, 2026

File No. 333-295989

Acceleration Request

Requested Date: June 8, 2026

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-295989) the “Registration Statement”), to become effective on June 8, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Amiti Rothstein of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Amiti Rothstein of Cooley LLP at (212) 479-6567.

[Signature page follows]

Very truly yours,

Compugen Ltd.

By: /s/ Eran Ben Dor
Eran Ben Dor
General Counsel and Corporate Secretary

cc:	Eran Ophir, Ph.D., Compugen Ltd.
David Silberman, Compugen Ltd.
Daniel Goldberg, Cooley LLP
Amiti Rothstein, Cooley LLP
Eric Delgado, Cooley LLP
Miles Patton, Cooley LLP